                 UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION          --------------------------
            WASHINGTON, D.C.  20549                         OMB APPROVAL
                                                    --------------------------
                 FORM N-17f-2                       OMB NUMBER:      3235-0360
                                                    EXPIRES:
Certificate of Accounting of Securities and Similar ESTIMATED AVERAGE BURDEN
         Investments in the Custody of              HOURS PER RESPONSE... 0.06
        Management Investment Companies             --------------------------

     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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 1. Investment Company Act File Number:                                                 Date examination completed:

 811-02913                                                                               May 31, 2000
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 2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify):
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  3. Exact name of investment company as specified in registration statement:

       Dresdner RCM International Growth Equity Fund
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  4. Address of principal executive office (number, street, city, state, zip code):

       Four Embarcadero Center, San Francisco, CA  94111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT




                                                                SEC 2198 (11-91)

PRICEWATERHOUSECOOPERS [LOGO]




                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Dresdner RCM Capital Funds Incorporated:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Dresdner RCM International Growth Equity Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2000, and with respect to agreement of security purchases and sales, for the period from April 28, 2000 (the date of our last examination), through May 31, 2000:

- Count and inspection of all securities located in the vault, if any, of State Street Bank and Trust, in Quincy, Massachusetts, the Custodian, without prior notice to management;

- Confirmation of all securities held by Dresdner Bank AG and the Depository Trust Company in book entry form;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

- Agreement of nine security purchases and two security sales since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Dresdner RCM International Growth Equity Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors of the Dresdner RCM Capital Funds, Inc., the management of the Dresdner RCM International Growth Equity Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
July 14, 2000

                                                                   July 14, 2000

PricewaterhouseCoopers LLP
160 Federal Street
Boston, Massachusetts 02110


     RE: MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Dresdner RCM International Growth Equity Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2000, and from April 28, 2000 through May 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act as of May 31, 2000, and from April 28, 2000 through May 31, 2000, with respect to securities reflected in the investment account of the Fund.


Dresdner RCM Capital Funds, Inc.


/s/ Steven Wong
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 Steven Wong, Assistant Treasurer